Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES

Our historical ratios of earnings to fixed charges and preferred stock dividends for the periods indicated are set forth in the table below. As of March 31, 2011, we had 25,000 shares of preferred stock outstanding, all of which were issued on January 9, 2009. No shares of our Series A Preferred Stock, or any other class of preferred stock, were outstanding prior to January 9, 2009, and we did not pay preferred stock dividends during these prior periods. Consequently, the ratios of earnings to fixed charges and preferred dividends are the same as the ratios of earnings to fixed charges for the periods prior to January 9, 2009. The following table sets forth our consolidated ratios of earnings to fixed charges for the periods presented:

	For the years
In thousands of dollars	20111	2010	2009	2008	2007	2006
Ratios of earnings to fixed charges
Including interest on deposits2	1.98	1.86	1.85	1.58	1.46	1.51
Excluding interest on deposits3	3.47	2.91	2.98	2.81	2.78	3.15
a Net income	12,747	12,116	13,042	14,034	13,101	12,295
b Income taxes	4,262	4,078	4,547	5,621	5,265	4,862
c Interest expense on deposits	10,394	10,297	11,872	23,000	29,745	25,804
d Interest expense on borrowings	4,810	6,374	7,044	10,669	10,140	7,785
e Rent expenses	152	198	225	203	197	188
f Dividends on preferred stock	1,923	1,923	1,635	-	-	-

1 Information for 2011 is based on results for the three months ended March 31, 2011 that have been annualized to provide a parallel comparison to previous years. Actual results for 2011 may vary based upon the Company’s performance for the remainder of the year.
2 (a+b+c+d+e+f)/(c+d+e+f)
3 (a+b+d+e+f)/(d+e+f)